UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Act of 1934

(Amendment No.   )*

MEDMEN ENTERPRISES INC.

(Name of Issuer)

CLASS B SUBORDINATE VOTING SHARES

(Title of Class of Securities)

58507M107

(CUSIP Number)

April 21, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58507M107	13G

1		NAMES OF REPORTING PERSONS Pura Vida Investments, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 139,755,071 shares (1)*
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 139,755,071 shares (1)*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,755,071 shares (1)*
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.3% (2)*
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	Includes (a) an aggregate of 119,496,091 Class B Subordinate Voting Shares (“Shares”) issuable upon conversion of the fully accreted principal amount of senior secured convertible notes as of January 11, 2021 (excluding interest amounts accrued thereafter) and (b) an aggregate of 20,258,980 Shares issuable upon exercise of warrants.

(2)	Calculated based on 625,769,627 Shares outstanding as of March 27, 2021 as provided in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on May 12, 2021.

CUSIP No. 58507M107	13G

1		NAMES OF REPORTING PERSONS Efrem Kamen
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 139,755,071 shares (1)*
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 139,755,071 shares (1)*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,755,071 shares (1)*
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.3% (2)*
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

(1)	Includes (a) an aggregate of 119,496,091 Shares issuable upon conversion of the fully accreted principal amount of senior secured convertible notes as of January 11, 2021 (excluding interest amounts accrued thereafter) and (b) an aggregate of 20,258,980 Shares issuable upon exercise of warrants.

(2)	Calculated based on 625,769,627 Shares outstanding as of March 27, 2021 as provided in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 12, 2021.

CUSIP No. 58507M107	13G

1		NAMES OF REPORTING PERSONS Pura Vida Master Fund, LTD.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 106,698,296 shares (1)*
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 106,698,296 shares (1)*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,698,296 shares (1)*
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.6% (2)*
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes (a) an aggregate of 90,817,156 Shares issuable upon conversion of the fully accreted principal amount of senior secured convertible notes as of January 11, 2021 (excluding interest amounts accrued thereafter) and (b) an aggregate of 15,881,140 Shares issuable upon exercise of warrants.

(2)	Calculated based on 625,769,627 Shares outstanding as of March 27, 2021 as provided in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 12, 2021.

CUSIP No. 58507M107	13G

1		NAMES OF REPORTING PERSONS Pura Vida Pro Special Opportunity Master Fund, LTD.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 33,056,774 shares (1)*
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 33,056,774 shares (1)*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,056,774 shares (1)*
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.0% (2)*
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes (a) an aggregate of 28,678,935 Shares issuable upon conversion of the fully accreted principal amount of senior secured convertible notes as of January 11, 2021 (excluding interest amounts accrued thereafter) and (b) an aggregate of 4,377,839 Shares issuable upon exercise of warrants.

(2)	Calculated based on 625,769,627 shares outstanding as of March 27, 2021 as provided in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 12, 2021.

Explanatory Note

This Schedule 13G amends the Schedule 13D filed by (the “Reporting Persons”) Pura Vida Investments, LLC (“PVI”), Efrem Kamen, Pura Vida Master Fund, LTD. (the “PV Master Fund”), and Pura Vida Pro Special Opportunity Master Fund, LTD. (the “PVP Master Fund”), relating to the Shares of MedMen Enterprises Inc., a British Columbia corporation (the “Issuer”). On April 21, 2021, the warrants held by the PV Master Fund and the PVP Master Fund were cancelled for no consideration pursuant to the terms of the Third Amended and Restated Securities Purchase Agreement dated January 11, 2021. As a result, the Reporting Persons no longer beneficially own hold more than 20% of the Issuer’s Shares. Furthermore, the Reporting Persons do not hold Shares with any purpose, or with the effect of, changing or influencing control of the Issuer or in connection with or as a participant in any transaction having that purpose or effect. In accordance with Rule 13d-1(h), the Reporting Persons accordingly determined to report their beneficial ownership of the Shares on Schedule 13G.

Item 1.	(a)	Name of Issuer:

MedMen Enterprises Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

10115 Jefferson Boulevard
Culver City, CA 90232

Item 2.	(a)	Name of Persons Filing:
Pura Vida Investments, LLC
Efrem Kamen
Pura Vida Master Fund, LTD.
Pura Vida Pro Special Opportunity Master Fund, LTD.

	(b)	Address of Principal Business Office or, if none, Residence:

Pura Vida Investments, LLC
Efrem Kamen
512 W 22nd St, 7th Floor
New York NY 10011

Pura Vida Master Fund, LTD.
c/o Walkers Corporate Limited
190 Elgin Avenue
George Town, Grand Cayman, KY1-9008
Cayman Islands

Pura Vida Pro Special Opportunity Master Fund, LTD
c/o CO Services Cayman Limited
P.O. Box 10008, Willow House, Cricket Square
Grand Cayman, KY1-1001
Cayman Islands

	(c)	Citizenship:
Pura Vida Investments, LLC - Delaware
Efrem Kamen – United States
Pura Vida Master Fund, LTD. - Cayman Islands
Pura Vida Pro Special Opportunity Master Fund, LTD. - Cayman Islands

	(d)	Title of Class of Securities:

Class B Subordinate Voting Shares, without par value

	(e)	CUSIP Number:

58507M107

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☒	An investment adviser in accordance with § 240.13d-l(b)(l)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-l(b)(l)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-l(b)(l)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-l(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-l(b)(l)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

The information set forth in Rows 5 through 11 on the cover page for each Reporting Person is hereby incorporated by reference into this Item 4 as set forth below:

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which the person has: See Row 9 of cover page for each Reporting Person.

(i) Sole power to vote or to direct the vote See Row 5 of cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of See Row 8 of cover page for each Reporting Person.

*Securities reported herein are held by the PV Master Fund, the PVP Master Fund, and certain separately managed accounts (the “Accounts”). PVI serves as the investment manager (or sub-adviser) to the PV Master Fund and the Accounts. Pura Vida Pro, LLC (“PVP”) serves as the investment manager to the PVP Master Fund. PVP is a relying adviser of PVI. Efrem Kamen serves as the managing member of both PVI and PVP. By virtue of these relationships, PVI and Efrem Kamen may be deemed to have shared voting and dispositive power with respect to the securities owned directly by the PV Master Fund, the PVP Master Fund, and the Accounts. This report shall not be deemed an admission that PVI and Efrem Kamen are beneficial owners of the securities for purposes of Sections 13 and 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of PVI and Efrem Kamen disclaims beneficial ownership of the securities reported herein except to the extent of PVI’s and Efrem Kamen’s pecuniary interest therein, if any.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Amounts reported by the PV Master Fund include warrants exercisable for 399,960 shares held by the Accounts, to which PVI serves as sub-adviser.

Item 5.	Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Persons.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2022

PURA VIDA INVESTMENTS, LLC		PURA VIDA MASTER FUND, LTD.

By:	/s/ Efrem Kamen	By:	/s/ Efrem Kamen
Name:	Efrem Kamen	Name:	Efrem Kamen
Title:	Managing Member	Title:	Managing Member of Pura Vida Investments, LLC in its capacity as investment manager

PURA VIDA PRO SPECIAL OPPORTUNITY MASTER FUND, LTD.

By:	/s/ Efrem Kamen	By:	/s/ Efrem Kamen
Name:	Efrem Kamen		EFREM KAMEN
Title:	Managing Member of Pura Vida Pro, LLC in its capacity as investment manager

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Exhibit 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

April 29, 2022

PURA VIDA INVESTMENTS, LLC		PURA VIDA MASTER FUND, LTD.

By:	/s/ Efrem Kamen	By:	/s/ Efrem Kamen
Name:	Efrem Kamen	Name:	Efrem Kamen
Title:	Managing Member	Title:	Managing Member of Pura Vida Investments, LLC in its capacity as investment manager

PURA VIDA PRO SPECIAL OPPORTUNITY MASTER FUND, LTD.

By:	/s/ Efrem Kamen	By:	/s/ Efrem Kamen
Name:	Efrem Kamen		EFREM KAMEN
Title:	Managing Member of Pura Vida Pro, LLC in its capacity as investment manager